United States securities and exchange commission logo





                             September 23, 2022

       Eyal Moshe
       Chief Executive Officer
       Hub Cyber Security (Israel) Ltd.
       17 Rothchild Blvd
       Tel Aviv, Israel 6688120

                                                        Re: Hub Cyber Security
(Israel) Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed August 24,
2022
                                                            File No. 333-267035

       Dear Mr. Moshe:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed August 24, 2022

       Cover Page

   1. Given that the parties are unable to make a representation as to the tax consequences of the business
combination, provide a prominent discussion of the legal and factual uncertainties
associated with the potential tax consequences and highlight that the business combination
may be a taxable event for U.S. Holders of RNER Securities.
   2. We note that on March 26, 2021, the Sponsor Group received 4,312,500 shares for an aggregate purchase
price of $25,000. Revise your discussion of the organizational transactions and IPO of
Mount Rainier Acquisition here and throughout to clearly
                                                        highlight this
transaction and the resulting interests of the Sponsor Group wherever the private placement
transactions are discussed.
 Eyal Moshe
Hub Cyber Security (Israel) Ltd.
September 23, 2022
Page 2
Put and Call Option Agreement, page 4

3. Provide a summary in plain English of the purpose and effect of the Put and Call Option
         Agreement. Disclose which parties are the beneficiaries of the agreement and which parties, such as the public stockholders, will be subject to the related risks.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 14

4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Risk Factors
Hub's business may be affected by sanctions . . ., page 34

5. Please identify any import or export control restrictions and sanctions that are currently applicable to your business and describe the impact on the company and investors.
         Additionally, to provide investors with appropriate context, disclose whether you have in the past identified any suppliers, customers, or business partners that were or are the target of sanctions and describe the course of action taken.
6. To the extent material, disclose any new or heightened risk of potential cyberattacks by
         state actors or others since Russia   s invasion of Ukraine and
whether you have taken
         actions to mitigate such potential risks.
Background of the Merger, page 83

7. Supplement the information regarding the various potential acquisition targets considered by RNER to disclose when you ceased discussions with those potential targets to focus solely on HUB Security.
The Background of RNERs Interactions with HUB Security, page 86

8. Expand your discussion of the negotiations related to the Put and Call Option Agreement, including each material stage of negotiation, the discussions about the agreement, and which parties proposed the agreement.
Unaudited Projected Financial Information of HUB Security, page 96

9. Revise to disclose all material assumptions underlying each set of financial projections.
       Such disclosure should be quantified.
FirstName LastNameEyal Moshe
10. Provide an explanation for the basis of your projections beyond 2024. Your discussion
Comapany   NameHub
       should         Cyber
              include the     Security
                          growth       (Israel) Ltd.
                                  assumptions    used to formulate the
projections and an
       explanation
September  23, 2022ofPage
                      management's
                          2           belief as to why such assumptions are
reasonable.
FirstName LastName
 Eyal Moshe
FirstName
Hub Cyber LastNameEyal
          Security (Israel)Moshe
                            Ltd.
Comapany 23,
September NameHub
              2022 Cyber Security (Israel) Ltd.
September
Page 3    23, 2022 Page 3
FirstName LastName
HUB Security's Business, page 124

11. Please disclose the revenue generated in each of the geographic markets where you have operations. Additionally, state whether there is any material revenue concentration among certain customers.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
149

12. We note your discussion of large enterprise customer headcount and gross retention rate.
         Please tell us whether these are key performance indicators relied upon by management.
         Further, disclose how you define large enterprise customer. Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation
Ownership, page 168

13. Please update the unaudited pro forma condensed combined balance sheet through June
         30, 2022. Additionally, include pro forma Statements of Profit or Loss for the six months then ended. In this regard, we note significant subsequent events reported under Note 29 of HUB's 2021 financial statements.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial
Position, page 176

14. We understand from the second Q&A on page (xi) that the consummation of the Business
         Combination is conditioned upon, among other things, RNER having an aggregate cash amount of at least $50 million available at Closing from the Trust Account and the PIPE
         Investors, after payment of business combination agreement fees (the Minimum Cash
         Condition   ). Please expand footnote (J) to state that the pro forma
cash balance of $26
         million under the maximum redemption scenario is premised on HUB Security's waiver of the Minimum Cash Condition.
15. We note that Adjustment (K) reflects the repurchase of 1.3 million HUB security ordinary shares, resulting from the exercise of the put option issued to RNER stockholders based on the probability that the maximum redemption scenario will be considered a taxable transaction to certain shareholders of RNER. However, we further note on page 209, due to the absence of guidance bearing directly on whether the acquisition of a corporation with no active business and only investment-type asset such as RNER can qualify as a
         "reorganization" under Section 368(a) of the Code, counsel is unable to render an opinion that the Business Combination will qualify as a "reorganization" under
Section 368(a) of
         the Code. In this regard, tell us how you considered a transaction adjustment for the repurchase of such shares under a no redemption scenario. Refer to the guidance under
 Eyal Moshe
Hub Cyber Security (Israel) Ltd.
September 23, 2022
Page 4
         paragraphs 25 and BC12 of IAS 32 and Article 11-02(a)(6)(i)(A) of Regulation S-X.
16. Please clarify whether adjustments (G) and (L) cover unpaid reimbursable expenses incurred by RNER's sponsors and affiliates. We note that the subject amount was left blank on page xiv.
4. Income (loss) per Share, page 178

17. Please revise your calculation of the weighted average shares outstanding - basic and diluted to give effect to the put option exercise under the no redemption scenario. Refer to
         IAS 33.63 and Article 11-02(a)(6)(i)(B).
Description of HUB Security Ordinary Shares, page 226

18. We note reference to lock-up provisions with the Sponsor Group, SPAC underwriters, and their respective affiliates throughout the registration statement. Please disclose the material terms of the lock-ups with these parties. Your discussion should include any exceptions to the lock-up and relevant termination dates.
HUB Cyber Security (Israel) Ltd.
Notes to Consolidated Financial Statements
2: Impairment of financial assets , page F-22

19. We note that you measure the loss allowance in an amount equal to the lifetime expected credit losses of short-term financial assets such as trade receivables based on a simplified approach. We also note on page F-33 that the allowance for doubtful accounts is attributable to trade receivables which are more than 120 days past due. In light of the recent HUB-ALD merger and the Comsec acquisition, which account for most of your trade receivables, please disclose your inputs, assumptions, and estimation techniques under the simplified approach. Further, disclose your basis for determining the historical loss rate of trade receivables and your consideration of different loss patterns for different customer groups. Refer to paragraphs 35(G) and (I) of IFRS 7.
Note 8 - Other Accounts Receivable, page F-33

20. Please disclose the nature of Other Accounts Receivable from government authorities.
Note 18: - Financial Instruments
d. Financial risks factors, page F-44

21. On page 44, you cited your dependence on a few suppliers to which you have advanced funds presented as Other Accounts Receivable per Note 8. Please expand your disclosure
FirstName LastNameEyal Moshe
       to address your credit risk exposure from your commitments to extend credit to certain of
Comapany
       thoseNameHub
             suppliers,Cyber  Security
                        including      (Israel)credit
                                  significant   Ltd. risk concentrations. Refer
to paragraph
       35(B)(c)
September       of IFRS
           23, 2022  Page7.4
FirstName LastName
 Eyal Moshe
FirstName
Hub Cyber LastNameEyal
          Security (Israel)Moshe
                            Ltd.
Comapany 23,
September NameHub
              2022 Cyber Security (Israel) Ltd.
September
Page 5    23, 2022 Page 5
FirstName LastName
Note 22: - Commitments, Guarantees, Charges and Contingent Liabilities
c. Contingent liabilities:, page F-53

22. Tell us your evaluation of further developments subsequent to May, 2021 following
         Rotam's submittal of a response in connection with the legal action from Rotem Amfert
         Negev Ltd. (   Rotem   ) and Migdal Insurance Company Ltd., Rotem   s
insurer.
Note 28: Segments, page F-61

23. With respect to your major customers, tell us how you considered whether a government
         (including government agencies and similar bodies whether local, national or international) and entities known to you to be under the control of that government may be deemed a single customer. Refer to paragraph 34 of IFRS 8.
Mount Rainier Acquisition Corp
Notes to Financial Statements
Note 5 - Commitments and Contingencies
Business Combination Agreement, page F-95

24. Please make clear how the $7.61 HUB share value was determined and how it relates to a contemplated reverse stock split as disclosed elsewhere in the filing. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Michael J. Rosenberg